November 3, 2014

VIA EDGAR CORRESPONDENCE

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Request for Amendment Withdrawal
Whitebox Mutual Funds
Post-Effective Amendment No. 12, Accession Number 0001193125-14-392126 to Registration on Form N-1A
Filed on October 31, 2014 (the “Amendment”)
(Registration Statement File No. 333-175116)

Ladies and Gentlemen:

On behalf of Whitebox Tactical Opportunites Fund, Whitebox Market Neutral Equity Fund and Whitebox Tactical Advantage Fund (the “Funds”), each a series of Whitebox Mutual Funds (the “Registrant”), the Registrant hereby requests the withdrawal of the above-mentioned Amendment to the Registration Statement pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “1933 Act”). The Amendment was originally filed with and accepted by the Securities and Exchange Commission on October 31, 2014 at approximately 4:42 P.M. EDT. That Amendment was inadvertently and erroneously filed pursuant to Rule 485(b) under the Securities Act of 1933, and should have been filed pursuant to Rule 485(a)(1). A corrected filing was made (again, as the Post-Effective Amendment No. 12) pursuant to Rule 485(a)(1) with and accepted by the Securities and Exchange Commission on October 31, 2014 at approximately 5:22 P.M. EDT(Accession Number: 0001193125-14-392235).

Sincerely, WHITEBOX MUTUAL FUNDS

By:	/s/ Bruce W. Nordin
Bruce W. Nordin
President